

Mail Stop 6010

January 30, 2008

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

> **Re: Suntech Power Holdings Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File No. 000-32689**

Dear Ms. Zhang:

        We have reviewed your filings and your response letter dated December 14, 2007 and we have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 11. Long-Term Loan to a Supplier, page F-22

1.   We note your response to our prior comment 17. Please confirm that the discussion and analysis under "Liquidity and Capital Resources" in your future filings will quantify and discuss any known commitments that are reasonably likely to have a material effect on your liquidity and capital resources, including any material amounts that you have committed to loan to your suppliers, and that you will quantify the amount of cash used in your operating activities during the latest fiscal year that is attributable to loans made to your suppliers. Please also confirm that your "Risk Factors" disclosure will include all material risks to your liquidity and your operations if you are unable to fund those commitments using cash generated from your operating activities.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney, at (202) 551-3637, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Branch Chief, at (202) 551-3643 with any questions.

      Sincerely,

Lynn Dicker
Reviewing Accountant